Exhibit 99.1

Annual General Meeting Date

Shoham, Israel, April 07, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, ASX: MOB) advises that in accordance with ASX Listing Rule 3.13.1 it anticipates its Annual General Meeting (“AGM”) will be held on Tuesday 30 May 2023. Accordingly, for the purposes of ASX Listing Rule 3.13.1 and Clause 60(2) of its Constitution, the Company advises that the closing date for nominations for the position of Director is 5:00pm (AEDT) on 18 April 2023.

The Company notes that the deadline for nominations for the position of Director is separate to voting on the election of Director. Details of the Directors nominated to be elected will be provided in the Company’s Notice of AGM in due course.

-ENDS-

Authorised for release by the Board of Mobilicom Limited.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com